Filed Pursuant To Rule 433
Registration No. 333-158105
November 18, 2009

SPDR® Gold Shares 5th Anniversary Fact Sheet
Launched in November 2004, SPDR® Gold Shares (ticker: GLD) revolutionized the way the world looks at investing in commodities. The first exchange traded fund (ETF) of its kind, GLD has quickly risen to be the world’s second largest ETF, with more than $40 billion in assets (as of November 16, 2009), and is considered by many to be one of the most innovative and influential exchange-traded products ever launched.
Consider this...
•	SPDR® Gold Shares ETF was:
•	The first US traded commodity ETF

•	The first US ETF to be backed by a physical asset

•	One of the fastest growing ETFs in history, reaching more than $1Billion in assets in its first 3 trading days.
•	GLD has more assets than the next 5 ETFs launched in this timeframe combined.

•	SPDR® Gold Shares is the second largest ETF in the world, behind SPDR® S&P 500 (SPY) which had more than $70 billion in assets as of Sept. 30, 2009.

•	As of June 30, 2009, 238 mutual funds held GLD in their portfolio, which illustrates that GLD is being held very broadly by US investors.

•	GLD has garnered 16.4 percent of the total assets gained by all 619 ETFs launched in the US since GLD.
The physical gold in the SPDR® Gold Shares Vault is...
•	Enough to give every household in the US a little more than 1/4 of an ounce, approximately $263.50.

•	Equivalent to the weight of over 823 Mini Coopers.
There is no debate, SPDR® Gold Shares stands out from all other Gold ETFs...
•	Globally there are 11 gold ETFs.

•	As of Sept. 30, 2009 they combined for 1732.66 tonnes worth $55.5 billion.

•	As of Sept. 30, 2009 GLD on its own had 1095.33 tonnes worth $35.054 billion.
SPDR® Gold Shares has become a transformative product with tremendous market influence...
•	Investors used GLD as a diversifier during the volatile market in 2009. YTD (as of Oct. 30/09) net asset value in the trust grew by $15.97 billion.

•	GLD has helped remove the barriers that prevented many investors from adding gold to their portfolios.

•	GLD’s market influence resulted in broader investor access and understanding of the commodities markets.

•	GLD led to the creation of 21 more commodity ETFs collectively worth $23.6 billion as of Sept. 30, 2009 vs GLD at $35.054 billion.

Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, we expect the value of an investment in SPDR® Gold Shares to decline proportionately.
Shareholders in the SPDR® Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by World Gold Trust Services, LLC, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL McGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant

will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111. The prospectus contains information about the SPDR® Gold Trust and SPDR® Gold Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the SPDR® Gold Shares.
For more information or to obtain a prospectus for SPDR® ETF’s, call 1-866-787-2257 or visit www.spdrs.com. Before investing, consider the funds’ investment objectives, risks, charges and expenses. Read the prospectus carefully.
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